19006113

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominick & Dickerman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 East Putnam Avenue, Suite 202
(No. and Street)

Old Greenwich	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Poit — (646)780-8457
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ED

RMS

OATH OR AFFIRMATION

I, Robert Hladek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominick & Dickerman LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LYNN SPERANDEO
Notary Public, State of New York
No. 01SP4666723
Qualified in Westchester County
Commission Expires Nov. 30, 2022

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	159,994
Due from broker		2,636
Property and equipment, net		3,121
Other assets		16,409
TOTAL ASSETS	$	182,160

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	93,163
Total liabilities		93,163
Commitments and contingencies (Note 6)		
Members' equity		88,997
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	182,160

See accompanying notes to statement of financial condition.

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1. ORGANIZATION

Dominick & Dickerman, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides corporate finance and investment advisory services.

As a limited liability company, the members are not responsible for the debts of the Company unless they are specifically guaranteed.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue as earned based on when performance obligations are met. Advisory fees are earned for providing general customer-related advice outside the fundraising / private placement process. These fees are generally fixed in nature, being earned on a payment schedule as services are provided. Placement fees are earned on non-underwritten transactions, such as private placements of private investment in equity transactions. The Company records placement revenues at the point in time when services for the transactions are completed under the terms of each assignment or engagement.

Management has determined that due to the nature of its business, related performance obligations and the transfer of control in services provided to customers, the adoption of ASC 606 has not affected the accounting of revenues earned from this revenue model. In addition, the adoption of ASC 606 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions (continued)

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases*. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company has evaluated the effect of ASU 2016-02 on its financial statements and on net capital and determined there to be no material impact.

Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains cash in a bank account that, at times, may exceed federally-insured limits.

The Company's amounts due from broker is held at its broker and is subject to the credit risk of the broker.

NOTE 4. PROPERTY AND EQUIPMENT

At December 31, 2018, property and equipment in the accompanying statement of financial condition, consisted of the following:

Computer equipment	$ 35,901
Less: accumulated depreciation and amortization	(32,780)
Property and equipment, net	$ 3,121

NOTE 5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had net capital of approximately $66,800 which was in excess of the Company's required net capital of approximately $6,200. The Company's percentage of aggregate indebtedness to net capital was 139.40% as of December 31, 2018.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Legal Matters

In the normal course of business, the Company is named, from time to time, as a defendant in various legal actions, including complaints, arbitrations and other litigation. Such actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the outcome or potential loss or range of loss related to such matters.

Lease Commitments

The Company leased office space for its headquarter offices in New York City under a month-to-month lease arrangement through June 2018. The Company subsequently moved its headquarters to Connecticut where it is renting space from its Parent on a month-to-month lease.

NOTE 7. MEMBERS' EQUITY

At December 31, 2018, the Company's equity interests are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	102,000
Series A preferred units	1,000,000	600,000
Series B preferred units	2,281,500	2,281,550

The common units are voting units with no stated value.

Profits, losses and distributions are allocated among the members as provided for in the Company's operating agreement.

Holders of the preferred units have no voting rights and are entitled to a cumulative preferred return equal to a set percentage of the redemption value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to June 30, 2019. Redemption of preferred units can only be made at the direction of the Board of Managers. The redemption (liquidation) value of both the Series A and Series B preferred units is $10 per unit.

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A preferred units and Series B preferred units, respectively.

The Company received an aggregate of $810,000 during 2018 for the issuance of an additional 81,000 Series B preferred units.

NOTE 8. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred a significant operating loss in 2018 as well as in previous years, and continued losses without further capital infusion could place the Company at risk of not being able to meet the SEC Rule 15c3-1 in the future. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern.

DOMINICK & DICKERMAN, LLC
(A Limited Liability Company)
DECEMBER 31, 2018

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Dominick & Dickerman, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dominick & Dickerman, LLC (a limited liability company) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dominick & Dickerman, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dominick & Dickerman, LLC's management. Our responsibility is to express an opinion on Dominick & Dickerman, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dominick & Dickerman, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that Dominick & Dickerman, LLC will continue as a going concern. As discussed in Note 8 to the financial statement, Dominick & Dickerman, LLC's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Citrin Cooperman & Company, LLP

We have served as Dominick & Dickerman, LLC's auditor since 2007.
New York, New York
February 13, 2019